SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)

                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
--------------------------------------------------------------------------------
                     (Address of principal executive office)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS

     1. News Release dated September 8, 2004 announcing the registrant's interim results for the six months ended June 30, 2004.


     2. Registrant's interim financial statements for the six months ended June 30, 2004.

     3. Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2004.

     4.   President's Message respecting the six months ended June 30, 2004.

     5.   Resignation of Chief Financial Officer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  September 10, 2004                   ASSURE ENERGY, INC.


                                             By: /s/ Harvey Lalach
                                                 ------------------------
                                                 Name:  Harvey Lalach
                                                 Title: President

1. News Release dated September 8, 2004 announcing the registrant's interim results for the six months ended June 30, 2004.

             ASSURE ANNOUNCES STRONG GROWTH IN FIRST SIX MONTHS AND
                      UPDATES RECENT DEVELOPMENT ACTIVITIES


CALGARY, ALBERTA, SEPTEMBER 8, 2004

Assure Energy, Inc. ("Assure" or the "Company") (OTCBB: ASURF) is pleased to announce its consolidated operating and financial results for the six-month period ended June 30, 2004. The results include the operations of Assure's 100% owned subsidiaries, Assure Oil & Gas Corp. ("Assure Oil & Gas") and Westerra 2000 Inc. ("Westerra"), and, its 51% owned subsidiary Quarry Oil & Gas Ltd. ("Quarry") and are stated in US Dollars.

CORPORATE HIGHLIGHTS

o Assure and Quarry exited the six month period with a combined production rate of 1,475 boe/d (approximately 60% oil and 40% natural gas);

o Assure's acquisition of Quarry and a successful drilling program increased average daily production by 201% from 360 boe/d in the first six months of 2003 to 1,081 boe/d in the first six months of 2004;

o Assure closed an equity financing and raised proceeds of over US $1.7 million at US $3.60 per unit;

o    Assure  invested  over  US  $6  million  in  drilling,   completions,  land
     acquisitions, seismic and pipeline tie in;

o Assure participated in drilling 10 wells during the six months ended June 30, 2004 and achieved a 90% drilling success rate.

Harvey Lalach, President of Assure stated "Assure has achieved considerable growth for the first six months of 2004 derived through the acquisition of Quarry and successful implementation of drilling and exploration programs. Given continued strong drilling results and record high commodity prices, Assure is on track to add significant production volumes and shareholder value for the remainder of 2004".

OPERATIONS SUMMARY

During the six months ended June 30, 2004, Assure and its subsidiaries continued to implement management's business strategy of creating sustainable growth in reserves and production by acquiring and developing high quality oil and natural gas properties. Assure participated in drilling 10 wells and completed 6 oil wells previously drilled in 2003. Excellent results have been achieved adding 6 producing oil wells at the end of March, 2 producing natural gas wells at the end of April, 3 producing oil wells at the end of July, one producing natural gas well at the end of August, and one abandoned well. Furthermore, one natural gas well, drilled during the period is currently being completed and is scheduled for tie-in within the 3rd quarter and 2 natural gas wells drilled during the period are scheduled for completion and tie-in by the 4th quarter. At June 30, 2004 Assure had an interest in 85 producing wells and varying interests in over 50,000 gross acres of land in northeast British Columbia, Alberta and

Saskatchewan. Also during the six months ended June 30, Assure accumulated 6,702 gross acres (2,550 net acres) of prospective lands that are slated for development and exploitation in the coming fall and winter drilling season.

ASSURE

NORTHEAST, BRITISH COLUMBIA & ALBERTA

Assure participated in drilling 5 natural gas wells in Northeastern British Columbia (NEBC) with an average 90% before pay out working interest and one 25% working interest gas well in Alberta that was abandoned. The 5 wells in NEBC encountered 11 potential pay zones. Assure has completed and tied-in 2 of the 5 wells in NEBC with one well producing from 2 of 3 producible zones while the second is producing from one zone. One NEBC well is currently being completed and is scheduled for tie in during the 3rd quarter of 2004 and the 2 remaining NEBC wells are scheduled for completion and tie in during freeze up expected by the 4th quarter of 2004.

EDSON, ALBERTA

Assure participated for a 25% working interest in a deep test gas well in the Edson area of Alberta. The well tested at a stabilized rate of 2.2 mmcf/d and commenced production in August 2004 at a current rate of 1.6 mmcf/d. Assure has earned 3 sections of land (1920 gross acres - 480 net acres) and an area of mutual interest with its partner. Geological modeling and reservoir evaluation of the initial test well indicates further potential in an offsetting section.

LLOYDMINSTER, SASKATCHEWAN

Assure successfully drilled 3 heavy oil wells. The 3 wells encountered multiple potential pay zones and were completed as General Petroleum formation oil wells. Assure has a 100.00% BPO (70.00% APO) working interest subject to a sliding scale convertible gross overriding royalty interest in these 3 oil wells that commenced production in July 2004. Additional development drilling locations have been identified and are expected to be part of Assure's fall 2004 drilling program.

QUARRY

RIBSTONE, ALBERTA

During the first half of 2004, Quarry completed 6 oil wells previously drilled in 2003 in the Ribstone area of Alberta. Presently all 6 wells are producing oil from formations including the Sparky, General Petroleum, and Lloyd. Quarry has a 100% working interest in 2.5 sections of land (1,600 acres). Quarry management is evaluating the application of water injection techniques to potentially increase flow rates and optimize production.

OUTLOOK

Assure's strong production growth during the six months was derived from the acquisition of Quarry and successful drilling programs that commenced during the winter and continued into the spring 2004 drilling season. Assure is on-track to continue to add significant production volumes for the remainder of 2004 by completing and tying into production 3 natural gas wells drilled during the six months ended June 30, 2004 with pay indicated on logs. Further development drilling of existing core properties based on geological modeling from the winter 2003/2004 program is expected to add further production volumes and together with rising commodity prices should contribute to enhanced cash flow this fiscal year and next. During the first six months of this year, Assure added to its land base to support increased drilling activity. The successful exploration of its prospect inventory will sustain growth this year and into the 1st quarter of next year. Also, Assure continues to evaluate acquisitions that will complement the Company's overall growth strategy and existing operations.

FINANCIAL AND OPERATING SUMMARY

The Company's financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact the Company's ability to obtain financing for its operations. Many of these factors are outside of Assure's control. The Company's results of operations for the six months ended June 30, 2003 include the results of Assure Oil & Gas and Westerra ("Assure O&G"). The results of operations for the six months ended June 30, 2004 include the results of Assure O&G and the results of its partly owned subsidiary Quarry. Assure acquired 48.5% of Quarry, effective July 28, 2003, and increased its ownership in Quarry to 51%, effective June 30, 2004. Assure effectively controls Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis. The interest of the remaining Quarry shareholders in Quarry's operations is recorded as minority interest in consolidated subsidiary in the consolidated financial statements.

A summary of the Company's results of operations for the first half of 2004 and 2003 is set out in the following table.

-----------------------------------------------------------------------------------------------------
                                                       SIX MONTHS ENDED JUNE 30                   %
                                                      2004                2003                 CHANGE
-----------------------------------------------------------------------------------------------------
OPERATIONS

Production:
Crude oil & NGL's (Bbl/d)                                 708                 121                 485
Natural gas (Mcf/d)                                     2,236               1,431                  56
TOTAL (BOE/D)                                           1,081                 360                 201
Average sales prices:
Crude oil ($/Bbl)                                $      27.31        $      25.73                   6
Natural gas ($/Mcf)                              $       4.71        $       5.28                 (11)
Total ($/boe)                                    $      27.63        $      29.69                  (7)
Royalty expense ($/ Boe)                         $      (6.46)       $      (6.16)                  5
Operating expense ($/ Boe)                       $      (8.64)       $      (5.79)                 49
Netback ($/ Boe)                                 $      12.52        $      17.73                 (29)

WELLS DRILLED
   Gross                                                   10                  --
   Net (bpo)                                                8                  --
  Success rate (percent)                                   90                  --

FINANCIAL (UNAUDITED) (US$)

Revenues:
Crude oil & NGL's                                $  3,520,895        $    563,768                 525
Natural gas                                         1,915,501           1,368,425                  40
-----------------------------------------------------------------------------------------------------
                                                    5,436,396           1,932,193                 181
Royalty expenses                                   (1,271,448)           (400,996)                217
Operating expenses                                 (1,700,773)           (377,010)                351
-----------------------------------------------------------------------------------------------------
Net revenue from oil and gas production          $  2,464,175        $  1,154,187                 113
-----------------------------------------------------------------------------------------------------
NET LOSS                                         $  1,709,264        $    898,620                  90
-----------------------------------------------------------------------------------------------------
NET LOSS PER SHARE                               $       0.12        $       0.06                 100
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS BEFORE CHANGES IN      $    268,863        $    542,859                 (50)
WORKING CAPITAL
-----------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES                             $  6,086,899        $  1,337,047                 355
-----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING         19,868,014          16,096,983                  23
-----------------------------------------------------------------------------------------------------


NGLs - natural  gas  liquids
bbls/d - barrels  of oil per day
mcf/d -  thousand cubic feet per day
mmcf/d - million cubic feet per day
boe/d - barrels of oil equivalent per day bpo - before payout

PRODUCTION

The increase of 485% in oil and NGLs production in the first six months of 2004 compared to the same period in 2003 resulted from the inclusion of Quarry's production of 616 bbls/d offset by a decrease of 29 bbls/d in Assure O&G production. Quarry's oil production is primarily from the Chauvin, Ribstone and Chestermere areas of Alberta, which produced 253 bbls/d, 256 bbls/d and 107 bbls/d, respectively. Assure O&G's 2004 oil production of 92 bbls/d includes 36 bbls/d from the Enchant area of Alberta, 38 bbls/d from the Lloydminster area of Saskatchewan and 18 bbls/d from other areas. The reduction in Assure O&G's production in 2004 is due to natural declines in production of 49 bbls/d from Lloydminster, offset by an increase of 20 bbls/d in production from Enchant and other areas.

The increase of 56% in natural gas production in the first six months of 2004 resulted from the inclusion of 893 mcf/d from Quarry offset by a decrease of 88 mcf/d in Assure O&G production. Quarry's natural gas production includes 426 mcf/d and 277 mcf/d, respectively, from the Rigel and West Currant areas of British Columbia, and 143 mcf/d from Chestermere, with the remaining 47 mcf/d from other areas. Assure O&G's natural gas production of 1,343 mcf/d for 2004 includes 680 mcf/d from West Currant, 163 mcf/d from Enchant, 411 mcf/d from Lloydminster and 89 mcf/d from other areas. The production from West Currant was added at the end of March 2004 as a result of the Company's 2003/2004 winter drilling program. The change in Assure O&G's production is due to natural declines in gas production of 551 mcf/d in Lloydminster, 136 mcf/d in Enchant and 81 mcf/d from other areas, which offset the new production from West Currant.

PRICES

The average oil price realized by the Company in the first six months of 2004 was $27.31 (equivalent to Canadian $36.55) per barrel, an increase of 6% from $25.73 (equivalent to Canadian $35.99) per barrel in the same period in 2003. Quarry's average oil price realized in 2004 was $28.25 per barrel. Assure O&G's average oil price realized in the first six months of 2004 was $21.09 per barrel, down from $25.73 per barrel in the same period in 2003, due to lower average prices for heavier grades of oil.

The average natural gas price realized by the Company in the first six months of 2004 was $4.71 (equivalent to Canadian $6.30) per mcf, a decrease of 11% from $5.28 (equivalent to Canadian $7.39) per mcf in the same period in 2003.

NET REVENUE FROM OIL AND GAS PRODUCTION

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by 181% in the first six months of 2004, due primarily to the inclusion of $3,916,708 from Quarry. Assure O&G's revenues decreased by $412,505 due to reduced production volumes and lower prices.

Royalties increased from $400,996 or $6.16 per boe in the same period in 2003 to $1,271,448 or $6.46 per boe in the first six months of 2004. Royalties as a percentage of revenues increased from 21% to 23%.

Operating costs increased 351% to $1,700,773 in 2004 primarily due to the inclusion of $1,430,714 from Quarry, offset by a reduction of $106,951 in Assure O&G's costs. Operating costs on a boe basis increased by $2.85 per boe to $8.64 per boe in the first six months of 2004. Assure O&G's operating expenses declined by $1.07 per boe to $4.69 in the first six months of 2004. This decline was more than offset by Quarry's operating expenses which averaged $10.28 per boe in the first six months of 2004. Quarry's operating costs were high due to facilities upgrades and work-over costs incurred to maintain and improve production from its properties.

CASH FLOW FROM OPERATIONS AND NET LOSS

Cash flow from operations for the first half of 2004, after adjustment for non-cash items and before changes in working capital, was $268,863 for the first six months of 2004, compared to $542,859 for the same period in 2003. The contribution to cash flows from an increase of $1,309,988 in revenues from oil and gas activities in the first six months of 2004 was more than offset by higher general and administrative expenses and interest expenses. Cash flow from operations, after a reduction of $1,242,272 in working capital, increased by $1,718,079 from the negative cash flow of $206,944 experienced for the same period in 2003. The net loss, after deduction of depletion and other non-cash items, was $1,709,264 or $0.12 per common share in the first six months of 2004 compared to a net loss of $898,620 or $0.06 per common share in the same period in 2003.

ABOUT ASSURE ENERGY, INC.

Assure Energy, Inc. is an Alberta, Canada corporation that is principally engaged in the exploration, development, acquisition and production of petroleum and natural gas located in Western Canada. Assure operates through its wholly owned subsidiary Assure Oil & Gas Corp. and its wholly owned subsidiary Westerra 2000 Inc. Assure owns 51% of the issued and outstanding shares of Quarry Oil & Gas Ltd., an Alberta corporation, through Assure Holdings Inc. Assure trades on the OTCBB under the symbol ASURF.


ABOUT QUARRY OIL & GAS LTD.

Quarry Oil & Gas Ltd., an Alberta, Canada corporation, is a junior oil and gas company engaged in the exploration, development and production of petroleum and natural gas located in Western Canada. Quarry's common shares trade on the TSX Venture Exchange under the symbol QUC.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by, or on behalf of, the Company, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Assure's entire second quarter report is available on the Company's website at www.assure-energy.com

Assure Energy, Inc. Harvey Lalach, President 1-800-350-0232 or Cassia Blakley 1-800-350-0232 Website: www.assure-energy.com

2. Registrant's interim financial statements for the six months ended June 30, 2004.


          INDEX TO INTERIM FINANCIAL STATEMENTS OF ASSURE ENERGY, INC.
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

Consolidated Balance Sheets dated June 30, 2004 (unaudited)
  and December 31, 2003........................................................2

Consolidated Statements of Operations (unaudited) for the
  six months ended June 30, 2004 and 2003......................................3

Consolidated Statements of Cash Flows (unaudited) for the
  six months ended June 30, 2004 and 2003......................................4

Consolidated Statements of Comprehensive Income (unaudited)
  for the six months ended June 30, 2004 and 2003..............................5

Consolidated Statements of Stockholders' Equity (Deficit) (unaudited)
  for the six months ended June 30, 2004.......................................6

Notes to Consolidated Financial Statements (unaudited) for the six months ended June 30, 2004...............................................7

                                                             ASSURE ENERGY, INC.
                                             INTERIM CONSOLIDATED BALANCE SHEETS
                                                                      US DOLLARS

   ================================================================================================================================
                                                                                                JUNE 30, 2004     DECEMBER 31, 2003
   ================================================================================================================================
   ASSETS                                                                                         (UNAUDITED)

   Current Assets:
     Cash                                                                                       $     156,768        $   3,569,889
     Accounts receivable                                                                            2,741,301            2,547,460
     Prepaid expenses                                                                                 545,776              425,214
   --------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                             3,443,845            6,542,563


   Restricted cash                                                                                    107,814              123,085
   Investment in unconsolidated subsidiary                                                            694,392              702,877

   Oil and gas properties and other, net,  using the full cost method  of accounting, net of depletion and depreciation and including $3,067,358 and $1,151,851 of unproved properties
   excluded from costs being depleted and depreciated (note 4)                                     22,724,056           19,085,551
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                                $  26,970,107        $  26,454,076
   ================================================================================================================================
   LIABILITIES AND STOCKHOLDERS' EQUITY

   Current Liabilities:
   Demand bank loan (note 5)                                                                    $   4,934,623        $   6,016,140
   Accounts payable and accrued expenses                                                            5,626,751            4,474,963
   Advances from shareholders, unsecured, non-interest bearing, no fixed terms of repayment           325,000                    -
   Debenture payable, net of debt discount $31,200 and $78,000                                        905,972              886,125
   Current portion of long-term debt (note 6)                                                         797,948              640,260
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                                   12,590,294           12,017,488
   Deferred income tax payable                                                                        660,405            1,298,756
   Long-term debt, net of debt discount $244,258 and $327,000 (note 6)                              2,710,558            3,044,040
   Asset retirement obligation                                                                        921,056              866,780
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                                   16,882,313           17,227,064
   Minority interest in consolidated subsidiary                                                     2,242,414            2,364,428
   --------------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                                                               19,124,727           19,591,492
   --------------------------------------------------------------------------------------------------------------------------------

   Commitments and contingencies (note 9)

   Stockholders' Equity (note 7):
     Preferred stock; 4,977,250 shares authorized -
     Series A; stated value $100, 5% cumulative dividend;  17,500 shares, issued and outstanding and
     Series  B;  stated  value  $100,  5%  cumulative  dividend,   5,250  shares
     authorized, issued and Outstanding                                                             2,308,005            1,847,672

     Common stock; $0.001 par value; 100,000,000 shares authorized; and 20,368,663 and
     19,650,100 shares issued and outstanding, respectively                                            20,369               19,650

     Additional paid-in capital                                                                    15,912,948           13,354,192

     Accumulated other comprehensive income                                                         1,606,699            1,817,779

     Accumulated deficit                                                                         (12,002,641)         (10,176,709)
   --------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                       7,845,380            6,862,584
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                                $  26,970,107        $  26,454,076
   ================================================================================================================================

The accompanying notes are an integral part of these financial statements

                                                             ASSURE ENERGY, INC.
                                   INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                     (UNAUDITED)
                                                                      US DOLLARS

==============================================================================================================================
                                                                                                6 MONTHS ENDED
                                                                                JUNE 30, 2004                  JUNE 30, 2003
==============================================================================================================================
                                                                                                            (RESTATED - NOTE 2)

NET OPERATING REVENUES:
Oil and gas production, net of royalties                                        $   4,164,948                 $   1,557,375
------------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES:
Oil and gas operating expenses                                                      1,700,773                       377,010
General and administrative                                                          2,107,364                       559,667
Interest                                                                              469,541                       413,246
Accretion                                                                              29,415                         5,127
Depletion and depreciation                                                          2,352,686                     1,046,457
------------------------------------------------------------------------------------------------------------------------------
                                                                                    6,659,779                     2,401,507
------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES (BENEFIT)                                                (2,494,831)                     (844,132)
------------------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):
Current                                                                                44,327                             -
Deferred                                                                            (577,808)                        54,488
------------------------------------------------------------------------------------------------------------------------------
                                                                                    (533,481)                        54,488
------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST AND EQUITY IN UNCONSOLIDATED SUBSIDIARY             (1,961,350)                     (898,620)

Minority interest in consolidated subsidiary                                          232,223                             -

Equity income in unconsolidated subsidiary                                             19,863                             -
------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                          (1,709,264)                     (898,620)
------------------------------------------------------------------------------------------------------------------------------

Less preferred dividends on Class A and B preferred shares                          (116,668)                             -
Less amortization of beneficial conversion feature on Series A and
Series B Preferred Stock                                                            (460,333)                             -
------------------------------------------------------------------------------------------------------------------------------

NET LOSS ATTRIBUTED TO COMMON STOCK                                             $ (2,286,265)                 $    (898,620)
==============================================================================================================================

LOSS PER COMMON SHARE - BASIC AND DILUTED:
NET LOSS PER COMMON SHARE                                                       $      (0.12)                 $      (0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                         19,868,014                    16,096,983

The accompanying notes are an integral part of these financial statements

                                                             ASSURE ENERGY, INC.
                                   INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                     (UNAUDITED)
                                                                      US DOLLARS

=========================================================================================================================
                                                                                             6 MONTHS ENDED
                                                                                   JUNE 30, 2004          JUNE 30, 2003
=========================================================================================================================
                                                                                                      (RESTATED - NOTE 2)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                          $   (1,709,264)        $    (898,620)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
   Depletion and depreciation                                                           2,352,686             1,066,682
   Accretion charge                                                                        29,415                 5,127
   Amortization of debt discount                                                          129,542                19,455
  Warrants issued for interest                                                                  -               181,260
   Options and warrants issued for services                                                     -               127,500
   Deferred income taxes                                                                (577,808)                41,455
   Minority interest in consolidated subsidiary                                         (232,223)                     -
   Equity income of unconsolidated subsidiary                                            (19,863)                     -
  Stock compensation expense                                                              153,973                     -
  Interest paid through issuance of common stock                                          142,405                     -

Change in working capital items:
   Accounts receivable                                                                  (265,058)             (622,565)
   Prepaid expenses and other current assets                                            (132,449)                     -
   Accounts payable and accrued expenses                                                1,618,687             (414,195)
  Accrued interest payable                                                                      -               210,000
   Income tax payable                                                                      21,092                76,957
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                     1,511,135             (206,944)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                                                (6,086,899)           (1,337,047)
   Contributions to restricted cash                                                        11,830               (9,374)
  Purchase of available-for-sale securities                                                     -             (138,108)
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                 (6,075,069)           (1,484,529)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from (repayment of) demand bank loan                                           (913,330)                     -
Proceeds from long-term debt, net of repayments                                                 -             4,500,000
Advances from shareholders                                                                325,000                     -
Proceeds from sale of common stock                                                      1,735,200             2,400,750
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                               1,146,870             6,900,750
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                     3,943             1,570,513
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                           (3,413,121)             6,779,790
------------------------------------------------------------------------------------------------------------------------
Cash, beginning of period                                                               3,569,889             1,216,754
------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                                               $       156,768        $    7,996,544
=========================================================================================================================

Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                          $       217,334        $      231,986
------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash financing activities:
Common stock issued in payment of interest and principal on long term debt        $       327,862        $            -
Common stock issued in payment of preferred share dividends                       $       201,250        $            -
Warrants exercised in payment of long term debt interest and principal            $       310,000        $            -
Stock options and warrants issued for services                                    $             -        $      127,500
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

                                                             ASSURE ENERGY, INC.
                         INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                                                     (UNAUDITED)
                                                                      US DOLLARS

==========================================================================================================================
                                                                                                6 MONTHS ENDED
                                                                                      JUNE 30, 2004        JUNE 30, 2003
==========================================================================================================================
                                                                                                        (RESTATED - NOTE 2)

NET LOSS                                                                             $   (1,709,264)        $    (898,620)
Foreign translation gain (loss), net of taxes                                              (211,080)             1,434,045
---------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                                          $   (1,920,344)        $      535,425
==========================================================================================================================

The accompanying notes are an integral part of these financial statements

                                                             ASSURE ENERGY, INC.
                          INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                      PERIOD ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                                                      US DOLLARS

==========================================================================================================================
                                                             PREFERRED STOCK                    COMMON STOCK
                                                             ---------------                    ------------
                                                          SHARES           AMOUNT          SHARES            AMOUNT
==========================================================================================================================
Balance, December 31, 2003                                22,750        $ 1,847,672      19,650,100        $  19,650

Payment of preferred dividend                                  -                  -          36,974               37

Exercise of warrants                                           -                  -         100,000              100

Private placements                                             -                  -         482,000              482

Payment of preferred dividends                                 -                  -          21,135               21

Debt and interest conversion                                   -                  -          53,769               54

Payment of interest                                            -                  -          24,685               25

Stock compensation                                             -                  -               -                -

Amortization of beneficial conversion feature on
Series A and Series B Preferred Stock                          -            460,333               -                -
Effect of subsidiary's equity transaction (note 3)             -                  -               -                -

Other comprehensive income                                     -                  -               -                -

 Series A and Series B Preferred Share dividends               -                  -               -                -

Net loss                                                       -                  -               -                -
--------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2004                                    22,750        $ 2,308,005      20,368,663        $  20,369
==========================================================================================================================

=================================================================================================================================
                                                                                                     OTHER             TOTAL
                                                             ADDITIONAL         ACCUMULATED      COMPREHENSIVE      STOCKHOLDERS'
                                                           PAID IN CAPITAL        DEFICIT           INCOME             EQUITY
=================================================================================================================================
Balance, December 31, 2003                                 $   13,354,192     $ (10,176,709)      $  1,817,779      $  6,862,584

Payment of preferred dividend                                     113,713                  -                 -           113,750

Exercise of warrants                                              309,900                  -                 -           310,000

Private placements                                              1,734,718                  -                 -         1,735,200

Payment of preferred dividends                                     87,479                  -                 -            87,500

Debt and interest conversion                                      225,238                  -                 -           225,292

Payment of interest                                               102,545                  -                 -           102,570

Stock compensation                                                153,973                  -                 -           153,973

Amortization of beneficial conversion feature on
Series A and Series B Preferred Stock                           (460,333)                  -                 -                 -
Effect of subsidiary's equity transaction (note 3)                291,523                  -                 -           291,523

Other comprehensive income                                              -                  -         (211,080)         (211,080)

 Series A and Series B Preferred Share dividends                        -          (116,668)                 -         (116,668)

Net loss                                                                -        (1,709,264)                 -       (1,709,264)
---------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2004                                     $   15,912,948     $ (12,002,641)      $  1,606,699      $  7,845,380
=================================================================================================================================

The accompanying notes are an integral part of these financial statements

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia.

On September 11, 2003, the Company changed its state of domicile from Delaware to Nevada. Effective February 6, 2004, the Company changed its place of domicile from Nevada to Alberta, Canada.

The interim consolidated balance sheet of Assure and its subsidiaries as at June 30, 2004 and the accompanying interim consolidated statements of operations, cash flows, comprehensive income and stockholders' equity for the six months ended June 30, 2004 and the notes thereto are the responsibility of the Company's management.

These interim consolidated financial statements of Assure are presented in United States dollars and have been prepared by management in accordance with accounting principles generally accepted in the United States. The disclosure that follows is incremental to, and should be read in conjunction with, the disclosure in the financial statements and notes thereto for the year ended December 31, 2003.

The consolidated financial statements present the results of operations of the Company for the six months ended June 30, 2004 and its wholly owned subsidiaries, Assure Oil & Gas Corp.("Oil & Gas") and Westerra 2000 Inc. ("Westerra") and its partially owned subsidiary Quarry Oil & Gas Ltd. ("Quarry") from July 28, 2003, the effective date of its acquisition.

The Company owns approximately 51.84% of the issued and outstanding stock of Quarry. The Company has a management agreement with Quarry whereby employees of the Company provide management, operations and administrative services to Quarry. The Company effectively controls Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis. All material inter-company accounts and transactions have been eliminated on consolidation.

NOTE 2 - COMPARATIVE FINANCIAL STATEMENTS

The Company's statements of operations and comprehensive income and cash flows for the six months ended June 30, 2003 have been restated as follows:

     (a) Net income for the six months ended June 30, 2003 was increased by $35,540 to reflect the adoption, effective January 1, 2003, of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

     (b) At December 31, 2002 certain equity accounts have been restated relating to the beneficial conversion feature of the Series A and Series B preferred stock. The effect of this restatement increases additional paid in capital by $1,841,333 and decreases preferred stock by $1,841,333. The effect of this restatement was to increase the net loss per common share by $0.02 for the six months ended June 30, 2003 due to the amortization of $460,333 of the beneficial conversion feature.

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 3 - ACQUISITIONS

Effective June 30, 2004, Quarry and the Company completed a non-brokered private placement whereby Quarry issued to the Company 1,000,000 units (the "Units") at a price of Canadian $0.75 per Unit for cash proceeds of Canadian $750,000. Each Unit consists of one common share and one warrant (a "Warrant"). Each Warrant entitles the holder to purchase one common share of Quarry at a price of Canadian $0.80 for a period of two years. Taking into account the issuance of the 1,000,000 common shares, Quarry now has 15,276,340 common shares issued and outstanding. The Company now owns and controls a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. The purchase price of $562,305 was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition, as follows:

         Current assets, net of liabilities                             $160,573
         Oil and natural gas properties                                  401,732
--------------------------------------------------------------------------------
         Total                                                          $562,305
--------------------------------------------------------------------------------

The 1,000,000 common shares were acquired from Treasury and as a result, the minority interest ownership in Quarry was reduced from 51.53% to 48.16%, resulting in a gain of $291,523 from dilution of minority interest which was allocated to Additional Paid-in Capital.

NOTE 4 - OIL AND GAS PROPERTIES AND OTHER

                                                                        JUNE 30, 2004      DEC. 31, 2003
=========================================================================================================
Oil and natural gas properties:
   Proved oil and gas properties                                         $ 22,891,433       $ 20,541,735
   Unproved properties not subject to amortization                          3,067,358          1,151,851
   Facilities and equipment                                                10,426,852          8,707,060
   Accumulated depletion and depreciation                                (13,687,085)       (11,343,115)
---------------------------------------------------------------------------------------------------------

Net oil and gas properties                                                 22,698,558         19,057,531
---------------------------------------------------------------------------------------------------------

Other:
  Furniture and fixtures                                                       87,821             81,627
  Accumulated amortization                                                   (62,323)           (53,607)
---------------------------------------------------------------------------------------------------------

Net other property and equipment                                               25,498             28,020
---------------------------------------------------------------------------------------------------------

=========================================================================================================
Oil and gas properties and other, net of accumulated depletion and       $ 22,724,056       $ 19,085,551
amortization
=========================================================================================================

At June 30, 2004, costs amounting to $3,067,358 (December 31, 2003 - $1,151,581)
that were incurred on unproven properties have been excluded from oil and natural gas property costs subject to depletion. These costs consist of acreage acquisition and related geological and geophysical costs, which are expected to be evaluated within the next 3 years, and drilling costs for properties to which no proved reserves have been assigned.

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 5 - DEMAND BANK LOAN

At June 30, 2004, the Company had available, through its partially-owned subsidiary Quarry, a $6.3 million (Canadian $8.35 million) revolving, operating demand loan facility with a Canadian chartered bank. The facility reduces by $0.3 million (Canadian $0.45 million) per month commencing July 31, 2004. The loan bears interest at the bank's prime rate, which was 3.75% at June 30, 2004, plus 1.5% interest. The Company also had available through Quarry, a $0.9 million (Canadian $1.2 million) non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.75%. The facilities are secured by a $15.0 million debenture over all the assets of Quarry.

As at June 30, 2004, Quarry had drawn down $4,934,623 (Canadian $6.58 million) against the facilities and this amount has been classified as a current liability.

Under the credit facility agreement with the bank, Quarry is subject to certain covenants. As at June 30, 2004, Quarry was not in compliance with a certain covenant requiring it to maintain a working capital ratio of not less than 1:0 to 1:0. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at June 30, 2004. The bank will review Quarry's credit facilities on or before May 1, 2005.

NOTE 6 - LONG-TERM DEBT

The Company's long-term debt consists of a $3,078,000 (December 31, 2003 - $3,240,000) six-year Subordinated Promissory Note Payable (the "Subordinated Note") and a six-year note payable (the "Canadian dollar note") in the principal amount of Canadian $900,000, equivalent to US$674,764 (December 31, 2003 - Canadian $1,000,000, equivalent to US$771,300).

The Subordinated Note was issued on March 15, 2003 and matures on March 15, 2009. The note accrues interest at Citibank's prime rate of 4.25% plus 3.5% per annum. Quarterly payments of principal and interest are due on September 15, December 15, March 15 and June 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.10 per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003. The Company allocated the proceeds of the financing based on relative fair values. The value attributed to the warrants was $400,200 of which $82,742 was amortized to June 30, 2004 (December 31, 2003 - $73,200) as interest expense. The remaining $244,258 (December 31, 2003 - $327,000) has been netted against long-term debt as debt discount.

During the six months ended June 30, 2004, interest of $336,061 due for the period from the date of issuance of the Subordinated Note to March 15, 2004 was satisfied by the exercise of 100,000 warrants for proceeds of $310,000 and the payment in cash by the Company of $26,061. Interest of $63,292 and principal of $162,000 due on June 15, 2004 was satisfied by the issue by the Company of 53,769 common shares at $4.19 per share for proceeds of $225,292.

The Canadian dollar note was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on September 28, December 28, March 28,

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 6 - LONG-TERM DEBT (CONTINUED)

and June 28. The note is subordinated to all present and future bank debt of the Company and its subsidiaries.

During the six months ended June 30, 2004, interest and principal of $52,107 due on March 15, 2004 was satisfied by the issue by the Company of 12,377 common shares at $4.21 per share and interest and principal of $50,463 due on June 15, 2004 was satisfied by the issue by the Company of 12,308 common shares at $4.10 per share.

The aggregate maturities of long-term debt at June 30, 2004 are as follows:

                                2004                             $   398,972

                                2005                                 797,948

                                2006                                 797,948

                                2007                                 797,948

                                2008                                 797,948

                                2009                                 162,000
-----------------------------------------------------------------------------

                                                                 $ 3,752,764

=============================================================================

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 7 - SHARE CAPITAL

(a) Common shares issued:

                                                         NUMBER OF SHARES              AMOUNT
==============================================================================================
Balance December 31, 2003                                      19,650,100            $ 19,650
Payment of dividend on preferred shares                            36,974                  37
Exercise of warrants                                              100,000                 100
Private placement                                                 482,000                 482
Payment of dividend on preferred shares                            21,135                  21
Payment of  principal on long term debt                            53,769                  54
Payment of  principal on long term debt                            12,377                  13
Payment of  principal on long term debt                            12,308                  12
----------------------------------------------------------------------------------------------
Balance June 30, 2004                                          20,368,663            $ 20,369
==============================================================================================

Common shares issued during the six months ended June 30, 2004 were as follows:

     - 36,974 shares were issued in payment of the dividends due at December 31, 2003 of $87,500 on the Series A Preferred Stock and $26,250 on the Series B Preferred Stock;

     - 100,000 shares were issued on the exercise of 100,000 warrants in connection with the payment of interest due on the Subordinated Note;

     - 482,000 units consisting of 482,000 common shares at $3.60 per share and 482,000 warrants to purchase common shares at $4.00 per share were issued under a private placement. Two officers of the Company purchased 6,000 common shares as part of the private placement;

     - 21,135 shares were issued in payment of the dividends due at May 31, 2004 of $87,500 on the Series A Preferred Stock. The remaining $29,168 dividends payable accrued on the Series A and Series B Preferred Stock at June 30, 2004 are included in accounts payable and accrued liabilities;

     -    53,769 shares at $4.19 per share were issued in payment of interest of
          $63,292  and   principal   of  $162,000  due  June  15,  2004  on  the
          Subordinated Note;

     - 12,377 shares at $4.21 per share were issued in payment of interest and principal of $52,107 due March 15, 2004 on the Canadian dollar note;

     - 12,308 common shares at $4.10 per share were issued in payment of interest and principal of $50,463 due June 15, 2004 on the Canadian dollar note.

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 7 - SHARE CAPITAL (CONTINUED)

(b) Warrants issued:

                                                                                    WEIGHTED AVERAGE
                                                           NUMBER OF WARRANTS        EXERCISE PRICE
=====================================================================================================
Balance December 31, 2003                                         10,036,400                  $ 0.92
Exercised in payment of interest                                    (100,000)                 $ 3.10
Issued in connection with private placement                           482,000                 $ 4.00
Issued in connection with investor relation services                   60,000                 $ 4.05
-----------------------------------------------------------------------------------------------------
Balance June 30, 2004                                              10,478,400                 $ 1.50
=====================================================================================================

The Company has issued warrants to purchase an equal number of the company's common stock.

During the six months ended June 30, 2004, warrants were exercised and issued as follows:

     - 100,000 warrants were exercised at $3.10 per share in partial payment of interest due on the Subordinated Note;

     - 482,000 warrants at $4.00 per share were issued in connection with a private placement;

     - 60,000 warrants at $4.05 per share were issued in connection with investor relation services.

(c) Options issued:

                                                                WEIGHTED AVERAGE
                                      NUMBER OF OPTIONS          EXERCISE PRICE
================================================================================
Balance December 31, 2003                       425,000                 $ 2.93
Employee options granted                         80,000                 $ 4.20
Employee options granted                         20,000                 $ 4.25
Employee options granted                        100,000                 $ 4.11
Consultant options granted                       10,000                 $ 4.11
Employee options granted                        495,000                 $ 4.05
--------------------------------------------------------------------------------
Balance June 30, 2004                         1,130,000                 $ 3.64
================================================================================

The Company has issued non-statutory stock options to officers, employees and consultants.

During the six months ended June 30, 2004, the Company issued 705,000 options to purchase an equal number of the Company's common stock. The options have an exercise price which is equal to the fair value at the grant date and are exercisable for five years from the vesting date, as follows:

     - Effective March 4, 2004 the Company issued 75,000 options to one of its officers at an exercise price of $4.20 per share. The vesting date for 25,000 of these options is March 31, 2004. The next 25,000 options vest on the earlier of September 30, 2004 or when the Company achieves production of 3,000 barrels of oil per day or its natural gas

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 7 - SHARE CAPITAL (CONTINUED)

     - equivalent. The remaining 25,000 options vest on the earlier of March 31, 2005 or when the Company achieves production of 3,000 barrels of oil per day or its natural gas equivalent. All production levels referred to herein are referred to on a consolidated basis;

     - Effective March 4, 2004 the Company issued 5,000 options to an employee at an exercise price of $4.20 per share. 2,500 of the options vest on September 4, 2004 and the remaining 2,500 options vest on March 4, 2005;

     - Effective May 2, 2004 the Company issued 20,000 options to an employee at an exercise price of $4.25 per share. 10,000 of the options vest on November 2, 2004 and the remaining 10,000 options vest on May 2, 2005;

     - Effective May 17, 2004 the Company issued 100,000 options to four employees at an exercise price of $4.11 per share. 50,000 of the options vest on December 31, 2004 and the remaining 50,000 options vest on June 30, 2005;

     - Effective May 17, 2004 the Company issued 10,000 options to a consultant at an exercise price of $4.11 per share. 5,000 of the options vest on December 31, 2004 and the remaining 5,000 options vest on June 30, 2005;

     - Effective June 25, 2004 the Company issued 150,000 options to two officers at an exercise price of $4.05 per share. 50,000 of the options vest on December 24, 2004, 50,000 of the options vest on June 24, 2005 and the remaining 50,000 options vest on December 24, 2005;

     - Effective June 25, 2004 the Company issued 345,000 options to eight employees at an exercise price of $4.05 per share. 115,000 of the options vest on December 24, 2004, 115,000 of the options vest on June 24, 2005 and the remaining 115,000 options vest on December 24, 2005.

The fair value of options issued during the six months ended June 30, 2004 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 27%, risk free interest rate of 2.44%, expected lives of three to five years and dividend yield 0%. The fair value of the options is recognized as an expense over the vesting period of the options. During the six months ended June 30, 2004, $153,970 (June 30, 2003 - $76,620)
was recorded as compensation expense for stock options.

 NOTE 8 - RELATED PARTIES

Effective December 1, 2003 the Company entered into an agreement, through Oil & Gas, with Quarry pursuant to which the Company paid Quarry a Canadian $450,000 prospect fee and drilled two wells at its sole expense, on certain farmout lands of Quarry located in northeast British Columbia. The Company earned a 100% working interest in the two wells before payout and a 50% working interest thereafter. Additionally, the Company has earned 50% of Quarry's pre-farmout interest in the balance of the farmout lands. In addition, Quarry farmed out to the Company and retains a convertible gross overriding royalty in two additional gas wells in British Columbia drilled by Oil & Gas during the first quarter of 2004.

Effective September 15, 2003, the Company entered into a Management Services Agreement, through Oil & Gas with Quarry for supplying Quarry with the services of certain employees that have management or operational expertise. In consideration thereof, Quarry is paying a monthly fee to Assure equal to a percentage of the costs incurred in providing such services and the extent of the services provided. During the six months ended June 30, 2004 the Company

                                                             ASSURE ENERGY, INC.
                              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                                  SIX MONTHS ENDED JUNE 30, 2004
                                                                     (UNAUDITED)
                                (UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
================================================================================

NOTE 8 - RELATED PARTIES (CONTINUED)

charged Quarry $148,297 in respect of management fees and Quarry charged the Company $41,606 in respect of rent and office overheads.

The transactions between the Company and Quarry have been recorded at the agreed to exchange amounts which reflect fair value.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

LITIGATION

On June 2, 2003 the former President and Chief Executive Officer of Quarry filed a Statement of Claim for damages in the Court of the Queen's Bench of Alberta against Quarry claiming Canadian $240,000 in respect of termination and severance pay. Quarry is contesting this claim and filed a Statement of Defense on July 2, 2003. Examinations for discovery have occurred and the matter is currently in abeyance as of June 30, 2004 as the plaintiff has not moved the litigation forward.

PRODUCTION BONUS POOL

Certain employees of the Company have the right to participate in the Company's production bonus pool. The production bonus pool is a cash pool to be funded by the Company based on the sustained barrel of oil per day or its natural gas equivalent production of all oil and gas properties in which the Company or its subsidiaries have a working interest. Initial funding of the pool will commence on reaching 2,000 barrels of oil or its natural gas equivalent production per day for a period of 120 consecutive days. Additional funding is required upon the Company's reaching additional production milestones. Maximum funding in the aggregate amount of Canadian $1,075,000, payable in stock or cash, is required if the Company reaches sustained production for 120 consecutive days of 5,000 barrels of oil or its natural gas equivalent per day. Allocations from the production bonus pool are subject to the discretion of the Company's board of directors which shall also determine the other employees of the Company and its subsidiaries eligible for participation in the pool.

NOTE 10 - SUBSEQUENT EVENT

Effective August 10, 2004, Assure obtained a $0.9 million (Canadian $1.2 million) revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate plus 1.0% interest. The Company also obtained a $0.3 million (Canadian $0.45 million) non-revolving acquisition and development demand loan facility from the same bank with interest payable at the bank's prime rate plus 1.25%. The facilities are secured by a $7.5 million debenture over all the assets of Assure. The bank will review Assure's credit facilities on or before April 30, 2005.

Assure has not drawn down any funds against this credit facility.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2004.

                                                             ASSURE ENERGY, INC.
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                                  SIX MONTHS ENDED JUNE 30, 2004
================================================================================

OVERVIEW

This Management's Discussion and Analysis ("MD&A") dated August 15, 2004, is a review of the operating and financial activities of Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries for the six months ended June 30, 2004. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Assure for the six months ended June 30, 2004 and the audited consolidated financial statements and MD&A of Assure for the two years ended December 31, 2003. This MD&A is incremental to the disclosure included in Assure's MD&A for the two years ended December 31, 2003. Unless otherwise indicated, all dollar amounts in this MD&A are United States dollars.

The unaudited interim consolidated financial statements of Assure have been prepared by management in United States dollars and in accordance with United States Generally Accepted Accounting Principles following the same accounting policies and methods of computation as the audited consolidated financial statements for the two years ended December 31, 2003.

The Company's results of operations for the six months ended June 30, 2003 include the results of its wholly owned subsidiaries, Assure Oil & Gas Corp. ("Oil & Gas") and Westerra 2000 Inc. ("Westerra"). The results of operations for the six months ended June 30, 2004 include the results of Oil & Gas and Westerra and the results of its partly owned subsidiary Quarry Oil & Gas Ltd. ("Quarry"). Assure acquired 48.5% of Quarry, effective July 28, 2003, and increased its ownership in Quarry to 51.84%, effective June 30, 2004. Assure effectively controls Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis. The interest of the remaining Quarry shareholders in Quarry's operations is recorded as minority interest in consolidated subsidiary in the consolidated financial statements.

Assure and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia. Additional information relating to the Company can be found on the website of the United States Securities and Exchange Commission at www.sec.gov.

The Company's financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact the Company's ability to obtain financing for its operations. Many of these factors are outside of Assure's control. See the "Business Risks" section of the MD&A for the two years ended December 31, 2003 for more information.

The information in this Management's Discussion and Analysis was approved by the Company's Board of Directors on August 15, 2004 and contains all relevant considerations to that date.

The following Management Discussion and Analysis may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a numbers of risks and uncertainties which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.

FINANCIAL AND OPERATING REVIEW

A summary of the Company's results of operations for the first half of 2004 and 2003 is set out in the following table. The change between 2004 and 2003 is analyzed between changes due to the inclusion of Quarry in 2004 and changes in the activities of Oil & Gas and Westerra ("Assure O&G").

====================================================================================================================
                                               SIX MONTHS ENDED JUNE 30        TOTAL        INCLUSION        ASSURE
                                                 2004            2003         CHANGE        OF QUARRY         O&G
====================================================================================================================
OPERATIONS

Production:

Crude oil & NGL's (bbls/d)                          708            121            587            616           (29)

Natural gas (mcf/d)                               2,236          1,431            805            893           (88)

TOTAL (BOE/D)                                     1,081            360            721            765           (43)
Average sales prices:

Crude oil ($/bbl)                                $27.31         $25.73         $1.58

Natural gas ($/mcf)                               $4.71          $5.28        $(0.57)

Total ($/boe)                                    $27.63         $29.69        $(2.06)

Royalty expense ($/ boe)                        $(6.46)        $(6.16)        $(0.30)

Operating expense ($/ boe)                      $(8.64)        $(5.79)        $(2.85)

Netback ($/ boe)                                 $12.52         $17.73        $(5.21)

FINANCIAL - ( UNAUDITED) (US$)
Revenues:

Crude oil & NGL's                            $3,520,895       $563,768     $2,957,127     $3,165,777     $(208,650)

Natural gas                                   1,915,501      1,368,425        547,076        750,931      (203,855)
--------------------------------------------------------------------------------------------------------------------
Total revenues from oil and gas
production                                    5,436,396      1,932,193      3,504,203      3,916,708       (412,505)

Royalty expenses                            (1,271,448)      (400,996)      (870,452)      (925,697)         55,245

Operating expenses                          (1,700,773)      (377,010)    (1,323,763)    (1,430,714)        106,951
--------------------------------------------------------------------------------------------------------------------
Net revenues from oil and gas
production                                    2,464,175      1,154,187      1,309,988      1,560,297       (250,309)

Interest income                                      --         26,178        (26,178)            --        (26,178)

General and administrative                  (2,107,364)      (559,667)    (1,547,697)      (457,397)    (1,090,300)

Interest expenses                             (469,541)      (413,246)       (56,295)      (191,273)        134,978

Accretion                                      (29,415)        (5,127)       (24,288)       (22,245)        (2,043)

Depletion and depreciation                  (2,352,686)    (1,046,457)    (1,306,229)    (1,572,578)        266,349

Income taxes                                    533,481        (54,488)       587,969        221,702        366,267

Minority interest                               232,223             --        232,223        232,223             --
Equity income in unconsolidated
subsidiary                                       19,863             --         19,863         19,863             --
--------------------------------------------------------------------------------------------------------------------

NET LOSS                                   $(1,709,264)     $(898,620)     $(810,644)     $(209,408)     $(601,236)
====================================================================================================================

NGLs - natural  gas  liquids
bbls/d - barrels of oil per day
mcf/d - thousand cubic feet per day
mmcf/d - million cubic feet per day
boe/d - barrels of oil equivalent per day

PRODUCTION

The increase of 587 bbls/d in oil and NGLs production in 2004 resulted from the inclusion of Quarry's production of 616 bbls/d offset by a decrease of 29 bbls/d in Assure O&G production. Quarry's oil production is primarily from the Chauvin, Ribstone and Chestermere areas of Alberta, which produced 253 bbls/d, 256 bbls/d and 107 bbls/d, respectively. Assure O&G's 2004 oil production of 92 bbls/d includes 36 bbls/d from the Enchant area of Alberta, 38 bbls/d from the Lloydminster area of Saskatchewan and 18 bbls/d from other areas. The reduction in Assure O&G's production in 2004 is due to natural declines in production of 49 bbls/d from Lloydminster, offset by an increase of 20 bbls/d in production from Enchant and other areas.

The increase of 805 mcf/d in natural gas production resulted from the inclusion of 893 mcf/d from Quarry offset by a decrease of 88 mcf/d in Assure O&G production. Quarry's natural gas production includes 426 mcf/d and 277 mcf/d, respectively, from the Rigel and West Currant areas of British Columbia, and 143 mcf/d from Chestermere, with the remaining 47 mcf/d from other areas. Assure O&G's natural gas production of 1,343 mcf/d for 2004 includes 680 mcf/d from West Currant, 163 mcf/d from Enchant, 411 mcf/d from Lloydminster and 89 mcf/d from other areas. The production from West Currant was added at the end of March 2004 as a result of the Company's 2003/2004 winter drilling program. The change in Assure O&G's production is due to natural declines in gas production of 551 mcf/d in Lloydminster, 136 mcf/d in Enchant and 81 mcf/d from other areas, which offset the new production from West Currant.

PRICES

The average oil price realized by the Company in 2004 was $27.31 (equivalent to Canadian $36.55) per barrel, an increase of 6% from $25.73 (equivalent to Canadian $35.99) per barrel in 2003. Quarry's average oil price realized in 2004 was $28.25 per barrel. Assure O&G's average oil price realized in 2004 was $21.09 per barrel, down from $25.73 per barrel in 2003, due to lower average prices for heavier grades of oil.

The average natural gas price realized by the Company in 2004 was $4.71 (equivalent to Canadian $6.30) per mcf, a decrease of 11% from $5.28 (equivalent to Canadian $7.39) per mcf in 2003.

NET REVENUE FROM OIL AND GAS PRODUCTION

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $3,504,203 in 2004, due primarily to the inclusion of $3,916,708 from Quarry. Assure O&G's revenues decreased by $412,505 due to reduced production volumes and lower prices.

Royalties increased from $400,996 or $6.16 per boe in 2003 to $1,271,448 or $6.46 per boe in 2004. Royalties as a percentage of revenues increased from 21% to 23%.

Operating costs increased by $1,323,763 to $1,700,773 in 2004 primarily due to the inclusion of $1,430,714 from Quarry, offset by a reduction of $106,951 in Assure O&G's costs. Operating costs on a boe basis increased by $2.85 per boe to $8.64 per boe in 2004. Assure O&G's operating expenses declined by $1.07 per boe to $4.69 in 2004. This decline was more than offset by Quarry's operating expenses which averaged $10.28 per boe for the first half of 2004. Quarry's operating costs were high due to work-over costs incurred to maintain and improve production from its properties.

GENERAL AND ADMINISTRATIVE EXPENSES

The increase in general and administrative expenses of $1,547,697 arose partly from the inclusion of $457,397 from Quarry. The remaining increase of $1,090,300 reflects the increase in the Company's level of activities and increased costs relating to its regulatory filings in the United States. The main increases were $249,000 for personnel costs, $259,000 for legal, auditing and accounting costs, $96,000 for filing and agent's costs, $305,000 for investor relation services, $154,000 for stock compensation expense with the remaining $27,000 due to a general increase in the level of overheads.

INTEREST EXPENSE

Interest expense increased by $56,295 due to the inclusion of Quarry and to the higher level of debt. Included in interest expense in 2004 is $ 82,742 relating to amortization of the beneficial conversion feature on long-term debt (2003 - $19,454) and $46,800 (2003 - $nil) related to the amortization of the beneficial conversion feature on the debenture payable. Included in interest expense for 2003 is $112,200 in respect of warrants issued in conjunction with the subordinated note payable.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense increased by $1,306,229 mainly due to the inclusion of $1,572,578 from Quarry. On a boe basis, depletion and depreciation was $11.96 per boe for the first half of 2004 compared to $16.08 per boe in the same period in 2003. Quarry's depletion rate was $11.30. Assure O&G's depletion rate was $13.55 per boe, a decrease from $16.08 per boe in 2003, reflecting additional natural gas reserves in West Currant added in the first half of 2004.

MINORITY INTEREST

Minority interest represents the minority interest share of the net loss of Quarry for the first half of 2004.

INCOME FROM UNCONSOLIDATED SUBSIDIARY

Income from unconsolidated subsidiary represents equity income from Quarry's 49% interest in Keantha Holdings Inc., a Canadian private company.

NET LOSS

Assure recorded a net loss, after deduction of depletion and other non-cash items, of $1,709,264 or $0.12 per common share for the first half of 2004 compared to a net loss of $898,620 or $0.06 per common share for the first half of 2003.

ACQUISITIONS

Effective June 30, 2004, the Company purchased 1,000,000 units (the "Units") of Quarry at a price of Canadian $0.75 per Unit for total cost of Canadian $750,000 equivalent to $562,305. Each Unit consists of one common share and one warrant (a "Warrant"). Each Warrant entitles the holder to purchase one common share of Quarry at a price of Canadian $0.80 for a period of two years. Taking into account the issuance of the 1,000,000 common shares, Quarry now has 15,276,340 common shares issued and outstanding. The Company now owns and controls a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. The purchase price of $562,305 was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

FINANCIAL RESOURCES AND LIQUIDITY

During the first half of 2004, the Company's cash decreased by $3,413,121. The components of the change are set out below.

========================================================================================================
                                                         SIX MONTHS ENDED JUNE 30            CHANGE
                                                         2004               2003
========================================================================================================
Net income after adjustment for non-cash items      $      268,863    $      542,859    $     (273,996)
Reduction (increase) in working capital                  1,242,272          (749,803)        1,992,075
--------------------------------------------------------------------------------------------------------
Provided by operating activities                         1,511,135          (206,944)        1,718,079
Used in investing activities                            (6,075,069)       (1,484,529)       (4,590,540)
Provided by financing activities                         1,146,870         6,900,750        (5,753,880)
Effect of exchange rate changes on cash                      3,943         1,570,513        (1,566,570)
--------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH                                  $   (3,413,121)   $    6,779,790    $  (10,192,911)
========================================================================================================


CASH FLOW FROM OPERATIONS

Cash flow from operations for the first half of 2004, after adjustment for non-cash items and before changes in working capital, declined by $273,996 to $268,863. The contribution to cash flows from an increase of $1,309,988 in revenues from oil and gas activities in 2004 was more than offset by higher general and administrative expenses and interest expenses. Cash flow from operations, after a reduction of $1,242,272 in working capital, increased by $1,718,079 from the negative cash flow of $206,944 experienced for the same period in 2003.

CASH FLOW USED IN INVESTING ACTIVITIES

Cash flow of $6,075,069 used in financing activities comprises expenditures of $6,086,899 for the Company's capital expenditure program less $11,830 relating to a reduction in restricted cash.

During the first half of 2004, Assure and its subsidiaries participated in drilling 10 wells, as follows:

     - five (4.5 net) natural gas wells in Northeastern British Columbia. 2 wells were completed and tied-in, one well is currently being completed and is scheduled for tie in during the 3rd quarter of 2004 and the 2 remaining wells are scheduled for completion and tie in during the 4th quarter of 2004;

     -    one (0.25 net) natural gas well in Alberta that was abandoned;

     -    one (0.25 net) natural gas well in the Edson area of Alberta;

     -    three (3 net) heavy oil wells in the Lloydminster area of Alberta.

In addition, Quarry completed six 100% working interest oil wells in the Ribstone area of Alberta that had been drilled in 2003.

Assure has no commitments for capital expenditures other than exploration, drilling, completion and equipping expenditures to be incurred in the normal course of business. The Company anticipates that these expenditures will be funded out of existing capital resources.

CASH FLOW PROVIDED BY FINANCING ACTIVITIES

During the six months ended June 30, 2004, the Company issued 482,000 common shares at $3.60 per share under a private placement for proceeds of $1,735,200. In addition, the Company issued 36,974 common shares in payment of dividends of $113,750 due on Series A and B Preferred Shares at December 31, 2003 and 21,135 common shares in payment of dividends of $87,500 due on the Series A Preferred Shares at May 31, 2004. 100,000 shares were issued on the exercise of 100,000 warrants in connection with the payment of interest of $310,000 due on long-term debt and 78,454 shares valued at $327,862 were issued in payment of interest of $90,810 and principal of $237,052 due on long-term debt.

Other sources of financing were $325,000 advances from shareholders, which are non-interest bearing and have no fixed terms of repayment.

During the first half of 2004, Assure reduced its demand bank loan by $913,330.

DEBT

The Company's long-term debt at June 30, 2004 consists of a $3,078,000 (December 31, 2003 - $3,240,000) six-year Subordinated Promissory Note Payable (the "Subordinated Note") and a six-year note payable (the "Canadian dollar note") in the principal amount of Canadian $900,000, equivalent to US$674,764 (December 31, 2003 - Canadian $1,000,000, equivalent to US$771,300).

The Subordinated Note was issued on March 15, 2003, as amended December 5, 2003, and matures on March 15, 2009. The note accrues interest at Citibank's prime rate of 4.25% plus 3.5% per annum. Quarterly payments of principal and interest are due on September 15, December 15, March 15 and June 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries.

The Canadian dollar note was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at the Canadian bank prime rate of 4.0% per annum plus 3.5%. Quarterly payments of principal and interest are due on September 28, December 28, March 28, and June 28. The note is subordinated to all present and future bank debt of the Company and its subsidiaries.

WORKING CAPITAL

The Company had a working capital deficiency of $9,146,449 at June 30, 2004, including the demand bank loan of $4,934,623, debenture payable of $905,972, current portion of long-term debt of $797,948 and advances from shareholders of $325,000. Assure anticipates that it will be able to fund this deficiency out of cash flows from operations, bank borrowings and new equity.

DEMAND LOAN - QUARRY

At June 30, 2004, the Company had available, through its partially-owned subsidiary Quarry, a $6.3 million (Canadian $8.35 million) revolving, operating demand loan facility with a Canadian chartered bank. The facility reduces by $0.3 million (Canadian $0.45 million) per month commencing July 31, 2004. The loan bears interest at the bank's prime rate, which was 3.75% at June 30, 2004, plus 1.5% interest. The Company also had available through Quarry, a $0.9 million (Canadian $1.2 million) non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.75%. The facilities are secured by a $15.0 million debenture over all the assets of Quarry.

As at June 30, 2004, Quarry had drawn down $4,934,623 (Canadian $6.58 million) against the facilities and this amount has been classified as a current liability.

Under the credit facility agreement with the bank, Quarry is subject to certain covenants. As at June 30, 2004, Quarry was not in compliance with a certain covenant requiring it to maintain a working capital ratio of not less than 1:0 to 1:0. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant as at June 30, 2004. The bank will review Quarry's credit facilities on or before May 1, 2005.

DEMAND LOAN - ASSURE

Effective August 10, 2004, Assure obtained a $0.9 million (Canadian $1.2 million) revolving, operating demand loan facility with the same bank. The loan bears interest at the bank's prime rate plus 1.0% interest. The Company also obtained a $0.3 million (Canadian $0.45 million) non-revolving acquisition and development demand loan facility from the bank with interest payable at the bank's prime rate plus 1.25%. The facilities are secured by a $7.5 million debenture over all the assets of Assure. The bank will review Assure's credit facilities on or before April 30, 2005.

Assure has not drawn down any funds against this credit facility.

COMMITMENTS AND CONTINGENCIES

LITIGATION

On June 2, 2003 the former President and Chief Executive Officer of Quarry filed a Statement of Claim for damages in the Court of the Queen's Bench of Alberta against Quarry claiming Canadian $240,000 in respect of termination and severance pay. Quarry is contesting this claim and filed a Statement of Defense on July 2, 2003. Examinations for discovery have occurred and the matter is currently in abeyance as of June 30, 2004 as the plaintiff has not moved the litigation forward.

On February 4, 2004 Quarry filed an Originating Notice in the Court of Queen's Bench of Alberta regarding a share certificate dated March 27, 2001 for 450,000 shares in Quarry Capital Corp. registered in the name of Thomas John Loch, the prior President and CEO of Quarry. It was Quarry's contention that the share certificate was issued in contravention of the provisions of section 27 of the Alberta Business Corporations Act for no consideration. Quarry had requested that the Court order the share certificate cancelled effective December 31, 2003. An Affidavit in Opposition was filed by Thomas John Loch on March 11, 2004. On April 29, 2004 the share issuance was declared valid by the Court.

PRODUCTION BONUS POOL

Certain employees of the Company have the right to participate in the Company's production bonus pool. The production bonus pool is a cash pool to be funded by the Company based on the sustained barrel of oil per day or its natural gas equivalent production of all oil and gas properties in which the Company or its subsidiaries have a working interest. Initial funding of the pool will commence on reaching 2,000 barrels of oil or its natural gas equivalent production per day for a period of 120 consecutive days. Additional funding is required upon the Company's reaching additional production milestones. Maximum funding in the aggregate amount of Canadian $1,075,000, payable in stock or cash, is required if the Company reaches sustained production for 120 consecutive days of 5,000 barrels of oil or its natural gas equivalent per day. Allocations from the production bonus pool are subject to the discretion of the Company's board of directors which shall also determine the other employees of the Company and its subsidiaries eligible for participation in the pool.


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

TRANSACTIONS WITH RELATED PARTIES

Effective December 1, 2003 the Company entered into an agreement, through Oil & Gas, with Quarry pursuant to which the Company paid Quarry a Canadian $450,000 prospect fee and drilled two wells at its sole expense, on certain farmout lands of Quarry located in NEBC. The Company earned a 100% working interest in the two wells before payout and a 50% working interest thereafter. Additionally, the Company has earned 50% of Quarry's pre-farmout interest in the balance of the farmout lands. In addition, Quarry farmed out to the Company and retains a convertible gross overriding royalty in two additional gas wells in British Columbia drilled by Oil & Gas during the first quarter of 2004.

Effective September 15, 2003, the Company entered into a Management Services Agreement, through Oil & Gas with Quarry for supplying Quarry with the services of certain employees that have management or operational expertise. In consideration thereof, Quarry is paying a monthly fee to Assure equal to a percentage of the costs incurred in providing such services and the extent of the services provided. During the six months ended June 30, 2004 the Company charged Quarry $148,297 in respect of management fees and Quarry charged the Company $41,606 in respect of rent and office overheads.

The transactions between the Company and Quarry have been recorded at the agreed to exchange amounts which reflect fair value.

Two officers of the Company purchased 6,000 units as part of a private placement by the Company of 482,000 units consisting of 482,000 common shares at $3.60 per share and 482,000 warrants to purchase common shares at $4.00 per share.

BUSINESS RISKS

The Company's operating risks, commodity pricing risks, and insurance coverage have not changed substantially since December 31, 2003, the Company's last fiscal year end.


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

4. President's Message Respecting the six months ended June 30, 2004.

September 2004

PRESIDENT'S MESSAGE

The first six months of 2004, featured considerable growth for Assure Energy, Inc. ("Assure" or the "Company"), which includes the operations of Assure's 100% owned subsidiary, Assure Oil & Gas Corp. ("Assure O&G"), and its subsidiary Westerra 2000 Inc. ("Westerra"), and Assure's 51% owned subsidiary Quarry Oil & Gas Ltd. ("Quarry"). Assure's average production per day on a consolidated basis increased by 201% from 360 boe/d in the second quarter of 2003 to 1,081 boe/day in the second quarter of 2004. Consolidated gross revenues from oil and natural gas production as stated in US Dollars increased by 181% to US $5.4 million from US $1.9 million compared to the same period in 2003. The advancement was primarily driven through the implementation of Assure's plan to grow through acquisitions and through the drill bit. For example the strategic acquisition of control of Quarry in July 2004 contributed greatly to our bump in production together with the development of the Company's existing core oil properties and the drilling and completion of high impact natural gas prospects. This resulted in a rewarding production rate rising to 1,475 boe/day (barrels of oil and natural gas equivalents - per day) for Assure and Quarry combined as we exit the half year mark.

CORPORATE GROWTH ACHIEVED DURING THE FIRST SIX-MONTHS OF 2004 INCLUDES:

o A 181% increase in consolidated revenues to US $5.4 million at June 30, 2004 compared to US $1.9 million for the same period in 2003;

o    A drilling success rate of 90%;

o A 201% increase in consolidated average daily production - to 1,081 boe/day-over last year's 2nd quarter ending June 30, 2003;

o A consolidated production exit rate of 1,475 boe/day at June 30, 2004, up 20% over the consolidated production exit rate of 1,226 boe/day at December 31, 2003.

During the six months ended June 30, 2004, Assure and its subsidiaries continued to implement management's business strategy of creating sustainable growth in reserves and production by acquiring and developing high quality oil and natural gas properties. Assure participated in drilling 10 wells and completed 6 oil wells previously drilled in 2003. Excellent results have been achieved adding 6 producing oil wells at the end of March, 2 producing natural gas wells at the end of April, 3 producing oil wells at the end of July, one producing natural gas well at the end of August, and one abandoned well. Furthermore, one natural gas well, drilled during the period is currently being completed and is scheduled for tie-in within the 3rd quarter and 2 natural gas wells drilled during the period are scheduled for completion and tie-in by the 4th quarter. At


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

June 30, 2004 Assure had varying interests in 85 producing wells and in over 50,000 gross acres of land in Canada's Western Sedimentary Basin. Also, during the period, Assure accumulated 6,700 gross acres (2,550 net acres) of prospective lands that are slated for development and exploitation in the coming fall and winter drilling season.

This success was made possible in part by a US $5.2 million equity financing in December 2003 to fund Assure's drilling and exploration program. This was followed by a US $1.7 million equity financing closed by issuing 482,000 units at US $3.60 per unit in June 2004. Proceeds from this equity financing were allocated to the completion and tie in of existing wells, working capital and the development of further drilling opportunities to increase our cash flow and reserve base.

Assure is on-track to continue to add significant production volumes for the remainder of 2004 with existing wells to be placed on production, further development of our core properties and the successful drilling of prospect inventory. We have acquired more land in the area and look forward to repeating our recent success in the drilling season just ahead. Assure is continuing to evaluate acquisitions and prospects that will complement the Company's overall growth strategy of building high-quality sustainable reserves and share value.

I thank you, our shareholders for your ongoing support and look forward to sustaining our success throughout the year. Although I plan to write you again with our year-end results, some of you like information in a more timely manner therefore I encourage you to "sign in" at the "request" box on the Home Page of our website www.assure-energy.com so that we can update you automatically with our news releases and corporate filings, electronically. I appreciate that some shareholders like the old fashion direct contact approach and so we have provided 1-800-350-0232 as a toll free number to receive your calls. Alternatively, you can fax us your own particulars at 403-262-9519 and we will do our best to keep you informed by whatever means you prefer. With commodity prices rising to record highs the exciting half of the year could be just ahead and we should keep in contact to share the success and our pride of accomplishment.

I encourage you to read the attached six month unaudited financial statements and the notes thereto for a more detailed report.

ASSURE ENERGY, INC.

Harvey Lalach, President


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

5. Resignation of Chief Financial Officer.

Effective September 7, 2004 Martin Eden resigned his positions as our secretary, treasurer and chief financial officer.


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